

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 29, 2021

Diane Carman, Esq.
Senior Vice President and General Counsel
WINDTREE THERAPEUTICS, INC.
2600 Kelly Road, Suite 100
Warrington, Pennsylvania 18976

> **Re: WINDTREE THERAPEUTICS, INC.**
> **Registration Statement on Form S-3**
> **Filed December 23, 2021**
> **File No. 333-261878**

Dear Ms. Carman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rachael Bushey